FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1. Name and Address of Reporting Person
SJMB, LLC
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   (Last)            (First)            (Middle)
777 POST OAK BLVD., SUITE 950
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                     (Street)
HOUSTON,              TX               77056
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   (City)               (State)         (Zip)
_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol
INTELECT COMMUNICATIONS, INC. (ICOM)
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

_______________________________________________________________________________
4. Statement for Month/Year
   JUNE/2000
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] 10% Owner
   [ ] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)

7.Individual or Joint Group Filing (check applicable line)

[X]  Form filed by one reporting person

[ ]  Form Filed by more than one reporting person
_______________________________________________________________________________
TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------
          1.                2.            3.                       4.                         5.               6.             7.
---------------------    --------     ----------     ------------------------------      -----------       ----------     ----------
                                                                                         Amount of         Owner-
                                                                                         Securities        ship
                         Trans-       Trans-            Securities Acquired (A)          Beneficially      Form:
                         action       action            or Disposed of (D)               Owned at          Direct         Nature of
                         Date         Code              (Instr. 3, 4 and 5)              End of            (D) or         Indirect
Title of                 (Month/      (Instr. 8)     ----------------------------        Month             Indirect       Beneficial
Security                  Day/        ----------       Amount    (A) or    Price         (Instr.           (I)            Ownership
(Instr. 3)                Year)       Code   V                     (D)                   3 and 4)          (Instr. 4)     (Instr. 4)
---------------------    --------     ----  ----     -----------  ------  ---------      -----------       ----------     ----------
Common Stock              9/20/99      C               1,055,393              $0.67                             D              (1)
Common Stock              12/1/99      S                 318,756              $1.11                             D              (1)
Common Stock              12/2/99      S                 731,846              $1.55                             D              (1)
Common Stock              1/19/00      C               3,280,848              $1.65                             D              (1)
Common Stock              3/21/00      S                 190,800              $6.84                             D              (1)
Common Stock              3/24/00      S                  36,720              $7.65                             D              (1)
Common Stock              3/28/00      S                 160,110              $7.06                             D              (1)
Common Stock              3/29/00      S                 120,420              $6.14                             D              (1)

Common Stock              3/30/00      S                  70,200              $6.00                             D              (1)
Common Stock              3/31/00      S                 306,450              $5.53                             D              (1)
Common Stock              4/18/00      S                  16,020              $4.70                             D              (1)
Common Stock              4/24/00      C                 690,797              $1.95                             D              (1)
Common Stock               5/5/00      S                 130,230              $2.96                             D              (1)
Common Stock               5/8/00      S                 144,000              $2.95                             D              (1)
Common Stock               6/2/00      S                 242,730              $2.99                             D              (1)
Common Stock               6/6/00      S                  54,000              $2.96                             D              (1)
Common Stock               6/8/00      S                  45,000              $2.96                             D              (1)
Common Stock               6/9/00      S                  28,170              $2.96                             D              (1)
Common Stock              6/12/00      S                  31,500              $2.96                             D              (1)
Common Stock              6/20/00      C                 401,115              $1.80                             D              (1)
Common Stock              6/27/00      S                  47,394              $2.33                             D              (1)
Common Stock              6/29/00      S                 132,660              $2.44                             D              (1)
Common Stock              6/30/00      S                  64,948              $2.49        2,150,293            D              (1,2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------
     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Convertible                                                               Common
  Note        $0.67    9/20/99   C      1,055,393  D     8/13/99  7/31/00  Stock  1,055,393  $0.67                  D         (1)

Convertible                                                               Common
  Note        $1.65    1/19/00   C      3,280,848  D     8/13/99  7/31/00  Stock  3,280,848  $1.65                  D         (1)

Convertible                                                               Common
  Note        $1.95    4/24/00   C        690,797  D     8/13/99  7/31/00  Stock    690,797  $1.95                  D         (1)

Convertible                                                               Common
  Note        $1.80    6/20/00   C        401,115  D     8/13/99  7/31/00  Stock    401,115  $1.80   3,084,301      D         (1,2)



Explanation of Responses:

INTELECT COMMUNICATIONS, INC.
EXPLANATION OF RESPONSES FOR FORM 4

(1) Directly owned by SJMB, L.P., of which Reporting Person is sole general partner. Does not include any shares which are beneficially owned by Falcon Seabord Investment Co. through a participation agreement with SJMB, L.P. SJMB, L.P. disclaims ownership of all shares subject to the participation agreement.

(2) As of June 30, 2000, all of the Convertible note and related accrued interest has been converted into common stock. The number of derivative securities beneficially owned at June 30, 2000 relates to warrants to acquire common stock. The warrants, which were filed with the Securities and Exchange Commission on March 31, 1998 as Exhibit 10.70 in Intelect Communications, Inc.'s 10-K for the year ended 1997, require Intelect Communications, Inc. to inform SJMB, L.P. of events that trigger the warrant anti-dilution provisions and the impact of such events. Intelect Communications, Inc. has not formally informed SJMB, L.P. of any such events subsequent to November 10, 1998. However, SJMB, L.P. believes that several events have occurred that trigger the warrant anti-dilution provisions and the foregoing does not include additional shares that will be issued to SJMB, L.P. nor any adjustment to the exercise price as the result of such subsequent events. SJMB, L.P. has requested Intelect Communications, Inc. clarify the details of any such subsequent events and is currently waiting for such clarification. Once Intelect Communications, Inc., in compliance with the anti-dilution provisions of the warrants, informs SJMB, L.P. of the additional warrants to be issued as a result of the subsequent event, SJMB, L.P. will further amend to reflect the additional shares to which it is a beneficial owner and the adjustment to the exercise price thereof.

Does not include shares of common stock issuable upon the exercise of warrants which are beneficially owned by Falcon Seaboard Investment Co. through a participation agreement with SJMB, L.P. SJMB, L.P. disclaims ownership of all shares subject to the participation agreement.




               /s/ JAMES H. HARRISON, CFO                         6/30/00
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.